UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number 001-36487

Abengoa Yield plc

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Great West House, GW1, 17th floor,

Great West Road

Brentford, TW8 9DF,

United Kingdom

Tel: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The sustainable total return company

Abengoa Yield announces first Abengoa

Asset Acquisition

September 22nd, 2014 – Abengoa Yield (NASDAQ: ABY), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, today announced it has entered into a definitive agreement with Abengoa, subject to financing, to acquire three renewable energy assets for a total amount of $323 million. The transaction has been approved by Abengoa Yield’s board of directors with the approval of independent directors and by Abengoa’s board of directors.

The renewable energy assets acquired consist of:

•	Solacor and PS, Concentrating Solar Power assets with a combined capacity of 131 MW located in Spain,

•	Cadonal, a 50 MW wind farm located in Uruguay

Abengoa Yield expects that this portfolio will generate average incremental cash available for distribution of approximately $27 million before financial expenses related to acquisition financing.

Abengoa Yield intends to finance the acquisition with a combination of corporate debt to be raised before the end of the year and available cash.

The transaction is expected to be closed before year end.

Santiago Seage, CEO of Abengoa Yield said, “The assets acquired have a stable, long-dated contract profile, fit perfectly in our existing portfolio and will contribute to our objective of visible growth in dividend per share.”

About Abengoa Yield

Abengoa Yield is a total return company that owns a diversified portfolio of contracted renewable energy, power generation and electric transmission assets in North America, South America and Europe. We focus on providing a predictable and growing quarterly dividend or yield to our shareholders (www.abengoayield.com).

Forward-Looking Statements

This news release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this prospectus, including, without limitation, those

The sustainable total return company

regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements.

Factors that could cause actual results to differ materially from those contemplated above include, among others, general economic conditions, changes in government expenditure budgets, challenges in making acquisitions, changes in public support of renewable energy, weather conditions, legal challenges to regulations, changes to subsidies and incentives that support renewable energy sources, government regulations, the volatility of energy and fuel prices, counterparty credit risk, failure of customers to perform under contracts, our ability to enter into new contracts as existing contracts expire, reliance on third-party contractors and suppliers, failure of newly constructed assets to perform as expected, failure to receive dividends from assets, changes in our tax position, unanticipated outages at our generation facilities, the condition of capital markets generally, our ability to access capital markets, adverse results in current and future litigation and our ability to maintain and grow our quarterly dividends. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect Abengoa Yield’s future results included in Abengoa Yield’s filings with the U.S. Securities and Exchange Commission at www.sec.gov.

Abengoa Yield undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

EVP and Chief Financial Officer

Eduard Soler

Tel: +34 954 93 71 11

E-mail: ir@abengoayield.com

Communication Department

Patricia Malo de Molina Meléndez.

Tel: +34 954 93 71 11

E-mail: communication@abengoa.com

Investor relations Leire Pérez Tel: +34 954 93 71 11 E-mail: ir@abengoayield.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA YIELD PLC

Date: September 22, 2014	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer